

April 19, 2022

Ken Rizvi
Chief Financial Officer
SMART Global Holdings, Inc.
c/o Maples Corporate Services Limited
P.O. Box 309
Grand Cayman, Cayman Islands KY1-1104

> **Re: SMART Global Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended August 27, 2021**
> **Filed October 25, 2021**
> **File No. 001-38102**

Dear Mr. Rizvi:

   We have reviewed your April 8, 2022 response to our comment letter and have the following comment.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August31, 2021

Revenue and Customer Contract Balances, page 86

1.   We note from your disclosure that you disaggregate revenue by segment and geography and by product and service revenue. However, we note that in the quarterly earnings calls, you disclose revenue by end market. For example, in the earnings call for the quarter ended February 26, 2022, you disclose that net sales by end market for the second quarter of 2022 was as follows: mobile and PCs was 23%; network and telecom, 11%; servers and storage, 15%; AI, data analytics and machine learning, 12%; advanced lighting, 24%; and industrial, defense and other, 15%. Please revise your notes to the financial statements in future filings to include this additional disaggregated revenue information as instructed in the guidance in ASC 606-10-55-89 through 91, or explain why you do not believe such disclosure is necessary.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing